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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*


                                The Pantry, Inc.
                     _______________________________________
                                (Name of Issuer)


                                  Common Stock
                    _______________________________________
                         (Title of Class of Securities)


                                    698657103
                    _______________________________________
                                 (CUSIP Number)

                                 January 1, 2001
                    _______________________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[___]    Rule 13d-1(b)

[___]    Rule 13d-1(c)

[ X ]    Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 12 pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: The Pantry, Inc.                                   CUSIP NO.: 698657103
------                                                     ----------
________________________________________________________________________________

    1.      Names of Reporting Persons.
           --------------------------------------------------------------------
            I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC and as successor in interest of Chase Manhattan Capital, LLC)
           ....................................................................
           13-3986302
________________________________________________________________________________
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a).................................................................

           (b).................................................................
________________________________________________________________________________
    3.     SEC Use Only
________________________________________________________________________________
    4.     Citizenship or Place of Organization       Delaware
                                                      ..........................
________________________________________________________________________________
  Number of Shares         5. Sole Voting Power       1,967,014
  Beneficially                                        .........................
  Owned by Each            _____________________________________________________
  Reporting Person         6. Shared Voting Power     .........................
  With:                    _____________________________________________________
                           7. Sole Dispositive Power  1,967,014
                                                      ..........................
                           _____________________________________________________
                           8. Shared Dispositive Power..........................
________________________________________________________________________________
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person     1,967,014
                                                                  ..............
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                           ..............
 11. Percent of Class Represented by Amount in Row (9)            10.9%
                                                                  ..............
________________________________________________________________________________
 12.       Type of Reporting Person (See Instructions)
________________________________________________________________________________
LLC
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

________________________________________________________________________________

                               Page 2 of 12 Pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: The Pantry, Inc.                                   CUSIP NO.: 698657103
------                                                     ---------



PRELIMINARY NOTE:

The information contained in this Schedule 13G has been amended to reflect a change in the name and controlling persons of the Reporting Person.

ITEM 1.

         (a)      NAME OF ISSUER:
                  -----------------------

                  The Pantry, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  -----------------------------------------------

                  1801 Douglas Drive
                  Sanford, North Carolina  27330

ITEM 2.

         (a)      NAME OF PERSON FILING:
                  ------------------------------

                  J.P. Morgan Partners (23A SBIC), LLC

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  ------------------------------------------------------------

                  1221 Avenue of the Americas
                  New York, New York  10020

         (c)      CITIZENSHIP:
                  --------------------

                  Delaware

         (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):
                  -------------------------------------------------

                  Common Stock

         (e)      CUSIP Number:
                  ---------------------

                  698657103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP

         (a)      AMOUNT BENEFICIALLY OWNED:
                  --------------------------

                  1,967,014


                               Page 3 of 12 Pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: The Pantry, Inc.                                   CUSIP NO.: 698657103
------                                                     ----------



         (b)      PERCENT OF CLASS:
                  -------------------------

                  10.9% (as of December 31, 2000)


         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  -----------------------------------------------------

                  (i)      1,967,014

                  (ii)     Not applicable.

                  (iii)    1,967,014

                  (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Affiliates of the Reporting Person and Baseball Partners, another stockholder of the Issuer, are Parties to a Stockholders Agreement (the "Stockholders Agreement") containing provisions regarding teh voting, acquisition and disposition of the Issuer's securities held by Baseball Partners, including a proxy to vote such securities and restrictions on Baseball Partners ability to transer such securities. As a result of the Stockholders Agreement, the Reporting Person and Baseball Partners may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, (the "Exchange Act") as amended. Neither this Schedule 13G nor anything contained herein shall be construed as an admission that the Reporting Person constitute a "person" or "group" under Section 13(d) of the Exchange Act. The Reporting Person disclaims any beneficial ownership interest in the securities owned by Baseball Partners that may be attributable to the Reporting Person as a result of such provisions.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable



                               Page 4 of 12 Pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: The Pantry, Inc.                                   CUSIP NO.: 698657103
------                                                     ----------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                              J.P. MORGAN PARTNERS (23A SBIC), LLC

                              By: J.P. Morgan Partners (23A SBIC Manager), Inc.



                              By: /s/ Jeffrey C. Walker
                              -------------------------------
                                  Name:    Jeffrey C. Walker
                                  Title:   President




                               Page 5 of 12 Pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: The Pantry, Inc.                                   CUSIP NO.: 698657103
------                                                     ----------



                                  EXHIBIT 2(a)
                                  ------------

ITEM 2.  IDENTITY AND BACKGROUND.
--------------------------------


                  This  statement is being filed by J.P.  Morgan  Partners  (23A
SBIC), LLC (formerly known as CB Capital Investors, LLC and as successor in interest of Chase Manhattan Capital, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A
SBIC) is engaged in the venture capital and leveraged buyout business. The managing member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

                  JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

                  Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.



                               Page 6 of 12 Pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: The Pantry, Inc.                                   CUSIP NO.: 698657103
------                                                     ----------

                                                                     SCHEDULE A
                                                                     ----------
                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.
                  ---------------------------------------------
                             EXECUTIVE OFFICERS(1)
                             ---------------------


President                                  Jeffrey C. Walker*
Executive Vice President                   Mitchell J. Blutt, M.D.*
Executive Vice President                   Arnold L. Chavkin*
Executive Vice President                   John M.B. O'Connor*
Managing Director                          John R. Baron*
Managing Director                          Christopher C. Behrens*
Managing Director                          David S. Britts*
Managing Director                          Rodney A. Ferguson*
Managing Director                          David Gilbert*
Managing Director                          Evan Graf*
Managing Director                          Eric A. Green*
Managing Director                          Michael R. Hannon*
Managing Director                          Donald J. Hofmann, Jr.*
Managing Director                          W. Brett Ingersoll*
Managing Director                          Alfredo Irigoin*
Managing Director                          Andrew Kahn*
Managing Director                          Jonathan R. Lynch*
Managing Director                          Jonathan Meggs*
Managing Director                          Thomas G. Mendell*
Managing Director                          Stephen P. Murray*
Managing Director                          Joao Neiva de Figueiredo, Ph.D.*
Managing Director                          Timothy Purcell*
Managing Director                          Thomas Quinn*
Managing Director                          Peter Reilly*
Managing Director                          Robert R. Ruggiero, Jr.*
Managing Director                          Susan L. Segal*
Managing Director                          Shahan D. Soghikian*
Managing Director                          Georg Stratenwerth*
Managing Director                          Lindsay Stuart*
Managing Director                          Patrick J. Sullivan*
Managing Director                          Kelly Shackelford*
Managing Director                          Charles R. Walker*
Managing Director                          Timothy J. Walsh*
Managing Director                          Richard D. Waters, Jr.*
Managing Director                          Damion E. Wicker, M.D.*
Managing Director                          Eric R. Wilkinson*
Senior Vice President                      Marcia Bateson*
Vice President and Treasurer               Elisa R. Stein*
Secretary                                  Anthony J. Horan**
Assistant Secretary                        Robert C. Caroll**
Assistant Secretary                        Denise G. Connors**

------------------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

 * Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 7 of 12 Pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: The Pantry, Inc.                                   CUSIP NO.: 698657103
------                                                     ----------




                                  DIRECTORS(1)
                                  ------------
                               Jeffrey C. Walker*








-----------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


                               Page 8 of 12 Pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: The Pantry, Inc.                                   CUSIP NO.: 698657103
------                                                     ----------


                                                                      SCHEDULE B
                                                                      ----------

                            THE CHASE MANHATTAN BANK
                            ------------------------

                             EXECUTIVE OFFICERS(1)
                            ------------------------

Chairman of the Board                                 Douglas A. Warner, III*
President and Chief Executive Officer                 William B. Harrison Jr. *
Vice Chairman                                         Geoffrey T. Boisi*
Vice Chairman                                         David A. Coulter*
Managing Director                                     Ramon de Oliveira*
Director of Human Resources                           John J. Farrell*
Vice Chairman                                         Walter A. Gubert*
Managing Director                                     Thomas B. Ketchum*
Director of Corporate Marketing and Communications    Frederick W. Hill*
Vice Chairman                                         Donald H. Layton*
Vice Chairman                                         James B. Lee Jr. *
General Counsel                                       William H. McDavid*
Vice Chairman                                         Marc J. Shapiro*
Managing Partner                                      Jeffrey C. Walker**



                                   DIRECTORS(1)

NAME                                     PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                         BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer                         Chairman of the Board
                                         Chief Executive Officer
                                         Deere & Company
                                         One John Deere Place
                                         Moline, IL 61265
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.                    President and Chief Executive Officer
                                         The Hearst Corporation
                                         959 Eighth Avenue
                                         New York, New York 10019
--------------------------------------------------------------------------------
M. Anthony Burns                         Chairman of the Board and
                                           Chief Executive Officer
                                         Ryder System, Inc.
                                         3600 N.W. 82nd Avenue
                                         Miami, Florida  33166
--------------------------------------------------------------------------------

-----------------

(1) Each of the persons named below is a citizen of the United States of America.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is Managing Partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


                              Page 9 of 12 Pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: The Pantry, Inc.                                   CUSIP NO.: 698657103
------                                                     ----------


NAME                                   PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                       BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
H. Laurence Fuller                     Co-Chairman
                                       BP Amoco p.l.c.
                                       1111 Warrenville Road, Suite 25
                                       Chicago, Illinois 60563
-------------------------------------------------------------------------------
William H. Gray, III                   President and Chief Executive Officer
                                       The College Fund/UNCF
                                       9860 Willow Oaks Corporate Drive
                                       P.O. Box 10444
                                       Fairfax, Virginia 22031
-------------------------------------------------------------------------------
William B. Harrison, Jr.               President and Chief Executive Officer
                                       The Chase Manhattan Corporation
                                       270 Park Avenue, 8th Floor
                                       New York, New York 10017-2070
-------------------------------------------------------------------------------
Helene L. Kaplan                       Of Counsel
                                       Skadden, Arps, Slate, Meagher & Flom LLP
                                       919 Third Avenue - Room 29-72
                                       New York, New York 10022
-------------------------------------------------------------------------------
John R. Stafford                       Chairman, President and
                                       Chief Executive Officer
                                       American Home Products Corporation
                                       5 Giralda Farms
                                       Madison, New Jersey 07940
-------------------------------------------------------------------------------
Douglas A. Warner III                  Chairman of the Board
                                       J.P. Morgan Chase & Co.
                                       270 Park Avenue
                                       New York, New York  10017
--------------------------------------------------------------------------------
Marina v.N. Whitman                    Professor of Business Administration and
                                         Public Policy
                                       The University of Michigan
                                       School of Public Policy
                                       411 Lorch Hall, 611 Tappan Street
                                       Ann Arbor, MI 48109-1220
-------------------------------------------------------------------------------


                              Page 10 of 12 Pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: The Pantry, Inc.                                   CUSIP NO.: 698657103
------                                                     ----------

                                                                     SCHEDULE C
                                                                     ----------

                             J.P. MORGAN CHASE & CO.
                             -----------------------

                             Executive Officers(1)
                             ---------------------


Chairman of the Board                                 Douglas A. Warner, III*
President and Chief Executive Officer                 William B. Harrison Jr. *
Vice Chairman                                         Geoffrey T. Boisi*
Vice Chairman                                         David A. Coulter*
Managing Director                                     Ramon de Oliveira*
Director of Human Resources                           John J. Farrell*
Vice Chairman                                         Walter A. Gubert*
Managing Director                                     Thomas B. Ketchum*
Director of Corporate Marketing and Communications    Frederick W. Hill*
Vice Chairman                                         Donald H. Layton*
Vice Chairman                                         James B. Lee Jr. *
General Counsel                                       William H. McDavid*
Vice Chairman                                         Marc J. Shapiro*
Managing Partner                                      Jeffrey C. Walker**



                                   DIRECTORS(1)

 NAME                                    PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                         BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer                         Chairman of the Board
                                         Chief Executive Officer
                                         Deere & Company
                                         One John Deere Place
                                         Moline, IL 61265
-------------------------------------------------------------------------------
Riley P. Bechtel                         Chairman and Chief Executive Officer
                                         Bechtel Group, Inc.
                                         P.O. Box 193965
                                         San Francisco, CA 94119-3965
-------------------------------------------------------------------------------
Frank A. Bennack, Jr.                    President and Chief Executive Officer
                                         The Hearst Corporation
                                         959 Eighth Avenue
                                         New York, New York 10019
-------------------------------------------------------------------------------
Lawrence A. Bossidy                      Chairman of the Board
                                         Honeywell International
                                         P.O. Box 3000
                                         Morristown, NJ 07962-2245
-------------------------------------------------------------------------------

------------------

(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.

                              Page 11 of 12 Pages

                                  SCHEDULE 13G
                                  ------------
ISSUER: The Pantry, Inc.                                   CUSIP NO.: 698657103
------                                                     ----------


 NAME                                    PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                         BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
M. Anthony Burns                        Chairman of the Board and
                                        Chief Executive Officer
                                        Ryder System, Inc.
                                        3600 N.W. 82nd Avenue
                                        Miami, Florida  33166
-------------------------------------------------------------------------------
H. Laurence Fuller                      Co-Chairman
                                        BP Amoco p.l.c.
                                        1111 Warrenville Road, Suite 25
                                        Chicago, Illinois 60563
-------------------------------------------------------------------------------
Ellen V. Furter                         President
                                        American Museum of Natural History
                                        Central Park West at 79th Street
                                        New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III                    President and Chief Executive Officer
                                        The College Fund/UNCF
                                        9860 Willow Oaks Corporate Drive
                                        P.O. Box 10444
                                        Fairfax, Virginia 22031
-------------------------------------------------------------------------------
William B. Harrison, Jr.                President and Chief Executive Officer
                                        The Chase Manhattan Corporation
                                        270 Park Avenue, 8th Floor
                                        New York, New York 10017-2070
-------------------------------------------------------------------------------
Helene L. Kaplan                        Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom LLP
                                        919 Third Avenue - Room 29-72
                                        New York, New York 10022
-------------------------------------------------------------------------------
Lee R. Raymond                          Chairman of the Board and Chief
                                          Executive Officer
                                        Exxon Mobil Corporation
                                        5959 Las Colinas Boulevard
                                        Irving,TX 75039-2298
-------------------------------------------------------------------------------
John R. Stafford                        Chairman, President and Chief
                                          Executive Officer
                                        American Home Products Corporation
                                        5 Giralda Farms
                                        Madison, New Jersey 07940
-------------------------------------------------------------------------------
Lloyd D. Ward                           Former Chairman of Board and Chief
                                          Executive Officer of Maytag
                                        13338 Lakeshore Drive
                                        Clive, Iowa  50325
-------------------------------------------------------------------------------
Douglas A. Warner III                   Chairman of the Board
                                        J.P. Morgan Chase & Co.
                                        270 Park Avenue
                                        New York, New York 10017
-------------------------------------------------------------------------------
Marina v.N. Whitman                     Professor of Business Administration
                                          and Public Policy
                                        The University of Michigan
                                        School of Public Policy
                                        411 Lorch Hall, 611 Tappan Street
                                        Ann Arbor, MI 48109-1220
-------------------------------------------------------------------------------


                              Page 12 of 12 Pages